UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ALVOTECH

(Name of Issuer)

Ordinary Shares, with a nominal value of $0.01 per share

(Title of Class of Securities)

L01800 108

(CUSIP Number)

Carmen André

c/o Celtic Holdings S.C.A.

20, Avenue Monterey

L-2163 Luxembourg

Grand-Duchy of Luxembourg

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Lucy Bullock

Jessica Chen

White & Case LLP

5 Old Broad Street

London EC2N 1DW

July 12, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Celtic Holdings S.C.A.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 88,940,619
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 88,940,619
11	Aggregate Amount Beneficially Owned by Each Reporting Person 88,940,619
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.5% (1)
14	Type of Reporting Person CO

(1) Calculated based on 243,649,505 Ordinary Shares of the Issuer outstanding as of June 15, 2022, as reported in the Issuer’s 20FR12B filed with the Securities and Exchange Commission on June 22, 2022.

1	Names of Reporting Persons Alvogen Lux Holdings S.à r.l.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 88,940,619
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 88,940,619
11	Aggregate Amount Beneficially Owned by Each Reporting Person 88,940,619
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.5% (1)
14	Type of Reporting Person CO

(1) Calculated based on 243,649,505 Ordinary Shares of the Issuer outstanding as of June 15, 2022, as reported in the Issuer’s 20FR12B filed with the Securities and Exchange Commission on June 22, 2022.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on June 27, 2022 (the “Schedule 13D”) with the Securities and Exchange Commission the ordinary shares (“Ordinary Shares”) of Alvotech, a public limited company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B258884 (the “Issuer”) by Alvogen Lux Holdings S.à r.l. (“Alvogen”), a private limited liability company (société à responsabilité limitée) domiciled in Luxembourg, with an address of 5, rue Heienhaff, L-1736 Senningerberg, Luxembourg, Grand-Duchy of Luxembourg, and Celtic Holdings S.C.A. (“Celtic Holdings” and together with Alvogen, the “Reporting Persons”), a partnership limited by shares (société en commandite par actions) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 20, avenue Monterey, L-2163 Luxembourg, Grand-Duchy of Luxembourg and registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B 197804.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed in the Schedule 13D.

The following Items of the Schedule 13D are hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration.

In connection with an undertaking by certain shareholders of Alvotech Holdings S.A. (“Alvotech Holdings”) in connection with the Business Combination among the Issuer, Alvotech Holdings, and Oaktree Acquisition Corp. to ensure that Alvotech Holdings was sufficiently funded through the closing of the Business Combination, Alvotech Holdings entered into an interest free loan advance with Alvogen. The interest free loan advance provided for a facility of up to $15.0 million from Alvogen, with the potential for up to $10.0 million more in advances. Repayment by Alvotech Holdings was due within 30 days of the completion of the Business Combination.

On February 22, 2022, Alvotech Holdings, as borrower, withdrew $15.0 million under the facility from Alvogen, as lender. On March 29, 2022, Alvotech Holdings withdrew an additional amount of $10.0 million under the facility from Alvogen, bringing the total to $25.0 million.

The Business Combination closed on June 15, 2022.

On July 12, 2022, the Issuer and Alvogen agreed to settle the outstanding amounts under the loan advances in Ordinary Shares rather than cash. Alvogen entered into a subscription and set-off agreement (the “Subscription and Set-off Agreement”) with Alvotech pursuant to which Alvogen subscribed to 2,500,000 Ordinary Shares for a subscription price of $10.00 per share. The aggregate subscription price, $25.0 million, was set off against the $25.0 million outstanding under the loan advances. The subscription agreement provides customary registration rights for Alvogen.

Item 4. Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the securities described in this Amendment in connection with the repayment of loans made to a predecessor of the Issuer, as described in Item 3 to this Amendment. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Item 5. Interest in Securities of the Issuer.

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Calculations of the percentage ownership of the Ordinary Shares is based on a total of 243,649,505 Ordinary Shares outstanding, as reported in the issuer’s 20FR12B filed on June 22, 2022.

Except in connection with the Business Combination, during the past 60 days none of the Reporting Persons or the Covered Persons has effected any transactions in the Issuer’s Ordinary Shares.

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and their respective members, shareholders and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein as beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Subscription and Set-off Agreement

Information about the Subscription and Set-off Agreement included in Item 3 of this Amendment is incorporated herein by reference.

The foregoing description of the Subscription and Set-off Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Amendment and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

5	Joint Filing Agreement (incorporated by reference to Exhibit 5 to the Schedule 13D filed by the Reporting Persons on June 27, 2022).
6	Subscription and Set-off Agreement between the Issuer and Alvogen, dated July 12, 2022 (incorporated by reference to Exhibit 10.39 of the Issuer’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission on July 14, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2022

ALVOGEN LUX HOLDINGS SARL

By:	/s/ Tomas Ekman
Name:	Tomas Ekman
Title:	Class A Director

ALVOGEN LUX HOLDINGS SARL

By:	/s/ Jung Ryun Park
Name:	Jung Ryun Park
Title:	Class B Director

ALVOGEN LUX HOLDINGS SARL

By:	/s/ Róbert Wessman
Name:	Róbert Wessman
Title:	Class C Director

CELTIC HOLDINGS S.C.A.

By:	/s/ Carmen André
Name:	Carmen André
Title:	Class A Director

CELTIC HOLDINGS S.C.A.

By:	/s/ Jung Ryun Park
Name:	Jung Ryun Park
Title:	Class B Director

CELTIC HOLDINGS S.C.A.

By:	/s/ Róbert Wessman
Name:	Róbert Wessman
Title:	Class C Director